Exhibit 16.1

Securities and Exchange Commission

450 Fifth St. N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Floridian Financial Group, Inc. and, under date of January 28, 2008, we reported on the consolidated financial statements of Floridian Financial Group, Inc. as of and for the years ended December 31, 2007 and 2006. On May 22, 2008 we resigned and declined to stand for re-election as principal accountants for any periods subsequent to December 31, 2007. We have read Floridian Financial Group, Inc.’s statements included in Item 14, Changes In And Disagreements With Accountants On Accounting and Financial Disclosure, of Form 10 in which this exhibit is included, and we agree with such statements except that we are not in a position to agree or disagree with the statements contained in the second, third, and seventh paragraphs of such statements.

Orlando, Florida

February 27, 2009